[LETTERHEAD OF BROCKER TECHNOLOGY GROUP]


      Brocker has Challenging Year - Posts Revenue of Almost C$100 million

AUCKLAND, New Zealand - August 31, 2001. /PRNewswire/(Nasdaq:  BTGL - news; TSE:
BKI) Brocker Technology Group (www.brockergroup.com) an information technology and telecommunication company announced today the results of its fiscal year 2001, ended March 31, 2001. Revenues declined 26.7% from the comparable previous year to C$99.4m. This was primarily caused by the closure of the Sealcorp Australia Pty Limited operations. A discovery of accounting irregularities in that subsidiary resulted in the appointment of receivers for that company. As a consequence, revenues (and gross margin) from this operation have been excluded, reflecting a reduction of revenue of C$49.5m compared with fiscal 2000. The accounts include revenues of C$17.9m that have been generated by Generic Technology Limited ("Generic") since its acquisition in October 2000.

     On an overall basis, in fiscal 2001 the Corporation's gross margin as a percentage of revenues was at 16.0%, compared to 12.3% for fiscal 2000. There was a significant increase in the gross margin generated by Professional Services, rising to 47.2% for fiscal 2001 from 41.5% for the previous year. The acquisitions of Generic Technology Limited and Certus Project Consulting Limited during fiscal 2001 has directly contributed to the improving margins. The gross margin of the Application Hosting business division decreased to 31.5% for fiscal 2001 from 62.8% for the year previous, reflecting higher costs of sales of Brocker Online, established during fiscal 2001. Brocker Online accounted for 30% of total Application Hosting revenues.

     "The aggressive action taken by the management team since early February this year has significantly restructured the company to remove business units that were consuming cash but would not in the foreseeable future generate an acceptable return for the shareholders," explained Richard Justice, CEO. "As a consequence, Brocker is a much more focused organization. Our revenues will initially be lower but as a result of the changes made, there will be increased opportunities for generating sustainable profit."

     Significant other operating expenses totaling C$15.2m impacted fiscal 2001 which included C$2.7m of expenses of Generic subsequent to its acquisition in October 2000 and the C$4.2m write-off of the investment in Sealcorp Australia following the appointment of receivers. The net loss for fiscal 2001 was C$19.3m (C$1.06 per share) compared to a net loss of C$0.645m (C$0.04 per share) for fiscal 2000.

     During fiscal 2000, the Company raised C$16m in new equity financing. In fiscal 2001, the cash generated from operations was not sufficient to completely fund the cash outlays associated with the business. Cash from operating activities in fiscal 2001 was approximately negative C$3.1m compared with approximately negative C$5.5m in fiscal 2000.

     In July 1999, Brocker obtained a financing facility from The National Bank of New Zealand, allowing Brocker to borrow, on a revolving basis, up to 80% of the value of the Corporation's eligible accounts receivable. Subsequent to March 31, 2000 with the Corporation's decision to withdraw from its distribution business, the financing facility with The National Bank of New Zealand was no longer required. All funds due on the facility have since been repaid.

     Simon Jones, General Manager Commercial Ventures states, "We are looking forward to the increased discipline of keeping our costs down while managing the business effectively and to reallocating our capital to areas of growth in the company which we believe will generate the best return for the shareholders."

For more information on Brocker Technology Group, please visit the website, www.brockergroup.com or contact:


Simon Jones                                     Robert Rowell
Group General Manager C.V.                      Director, Investor Relations
Telephone: 011-649-374-2181                     Telephone: 1-800-299-7823
e-mail: sjones@brockergroup.com                 e-mail: rrowell@brockergroup.com


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses; the risk of obtaining financing, and other risks described in the Company's Securities and Exchange Commission
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